UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Act SEA
Section 14(a)
Rule 14a-8(i)(3) & 14a-9
Public
Availability Public 3/15/04

March 15, 2004

Donald R. Crawshaw, Esquire
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Re: Tri-Continental Corporation

Dear Mr. Crawshaw:

This is in regard to your letter dated February 26, 2004 concerning the shareholder proposal submitted to Tri-Continental Corporation by Daniel A. Bruno for inclusion in Tri-Continental Corporation's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Tri-Continental therefore withdraws its request for a no-action letter from the Division, which was received by the Securities and Exchange Commission on January 21, 2004. Because the matter is now moot, we will have no further comment.

Sincerely,

Christian T. Sandoe
Senior Counsel
Office of Disclosure and Review

cc: Daniel A. Bruno

99614

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 21, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20459.

Attention: Chief Counsel, Division of Investment Management

Re: Tri-Continental Corporation - Intention to Omit
Shareholder Proposals of Mr. Daniel A. Bruno

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Tri-Continental Corporation, a diversified, closed-end management investment company incorporated in Maryland (the "Corporation"), of the Corporation's intention to omit from the proxy statement for its 2004 Annual Meeting of Stockholders (the "Proxy Statement") the stockholder proposal (the "First Proposal") dated October 19, 2003 and received by the Corporation on October 27, 2003 from Mr. Robert Bruno (the "Proponent"). The First Proposal proposes that shareholders vote on a "demutualization" of the Corporation. A copy of the First Proposal is attached as Annex A.

Pursuant to Rule 14a-8(f), within 14 calendar days of receiving the First Proposal, the Corporation requested, in a letter dated November 10, 2003 (the "Request Letter"), that the Proponent prove his eligibility to submit a proposal by providing the Corporation with (i) a written statement from the record holder of his securities verifying that, at the time he submitted his proposal, he continuously held at least $2,000 in market value, or 1%, of the Corporation's common stock for at least one year and (ii) a written statement from the Proponent indicating that he intends to continue to hold such common stock through the date of the 2004 Annual Meeting of Stockholders. In addition, the Corporation requested that the Proponent clarify what he means by "demutualization" in light of the fact that, as a closed-end fund, the Corporation is already "demutualized" as compared to an open-end fund. A copy of the Corporation's letter to the Proponent is attached as Annex B.

The Corporation subsequently received what appears to be a second proposal (the "Second Proposal") from the Proponent in a letter dated November 5, 2003, which proposed that shareholders vote on a "mutualization" of the Corporation. A copy of the Second Proposal is attached as Annex C.

In light of the fact that the Second Proposal proposes to do exactly the opposite of what the First Proposal proposes, the Corporation regards the Second Proposal as a different proposal from the First Proposal, and accordingly submits that the Second Proposal may properly be excluded from its Proxy Statement pursuant to Rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

The Corporation subsequently received a further letter from the Proponent, dated December 14, in which the Proponent refers, but does not respond, to the Request Letter. Rather, the Proponent's letter appears to solicit a direct response from the Corporation's management and board of directors regarding the Second Proposal. A copy of the most recent letter is attached as Annex D.

To date, the Corporation has not received any further correspondence from the Proponent. Since the Proponent has failed to supply information confirming that he meets the ownership criteria set forth in Rule 14a-8(b) within 14 calendar days of receiving the Request Letter, the Corporation respectfully submits that the First Proposal may properly be excluded from its Proxy Statement pursuant to Rules 14a-8(b) and 14a-8(f).

In the event that the Staff regards the Second Proposal as a revision of the First Proposal rather than a different proposal, the Corporation elects to disregard the revisions proposed by the Proponent and reaffirms its request that the Staff confirm that it will not recommend any enforcement action if the Corporation omits the First Proposal from the Proxy Statement for the reasons set forth above. The Corporation notes in this regard that Staff Legal Bulletin No. 14 specifies that where a shareholder makes revisions to his or her proposal before the company has submitted its no-action request, the company may, but is not required to, address the shareholder's revisions.

* * *

In accordance with Rule 14a-8(j), five additional copies of this letter, including Annexes A, B, C and D, are enclosed herewith. The Corporation is contemporaneously notifying the Proponent, by copy of this letter including Annexes A, B, C and D, of its intention to omit the First Proposal and the Second Proposal from its Proxy Statement.

The Corporation does not expect to file its definitive Proxy Statement with the Commission until on or about April 21, 2004. The Corporation anticipates that the printing of its definitive Proxy Statement will begin shortly thereafter.

On behalf of the Corporation, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the First Proposal and the Second Proposal are excluded from the Corporation's Proxy Statement for the reasons set forth above. If you disagree with the Corporation's conclusions regarding the omission of the First Proposal and the Second Proposal, or if any additional submissions are desired in support of the Corporation's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone Sven O. Milelli of this office at (212) 558-4607 or the undersigned at (212) 558-4016.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Donald R. Crawshaw

Donald R. Crawshaw

(Enclosures)

cc: Daniel A. Bruno

Frank J. Nasta, Esq.
(Tri-Continental Corporation)

- Annex A -

October 19,2003

J. & W. Seligman
100 Park Ave
New York NY

To whom it may concern

I and members of the family own Tri Continental shares. To tell the truth I used TRI in my thesis on investment trusts in the U.S at graduate school (N.Y.U.) many years ago.

You may not be aware as to the history of closed end funds. They generally followed the pattern of the Scottish funds, BUT WITH A GREAT DIFFERENCE.

Quite a few of the major banks were operating (?) in the markets. However, they realized that they owned too much, but thy could not build a fire by selling the excess. So, some bright boy (girl?) came up with the idea of making little pieces out of the excess paper
They formed closed investment trusts, shove their least desirable holdings into the trusts. The banks made a good piece of change in underwriting the stock of the new closed end funds. It was easier to sell small pieces with hoopla. This can be said of Tri, Adames Express, Interntional and others whose name escapes me.

I have been and am still at it as a securities analyst having been at S. & P a few years. I pride myself as being the first one at S & P with an M.B.A. and the lowest number in the C.P.A. register. nd I enjoy every moment.I do recall that one of our people (good one) by name of Tony Leach went to work for you. I never asked. Anywaym I get nothing for parking my cash with the broker, and pick up TRI shares constantly. The higher n.a.V. and almost $7 of capital losses REALIZED attracked me. Further, I prppose to have the shareholders vote on a DEMUTUALIZATION to pick up the pieces. I would like to see you guys put out a new issue where main goal is to take advantge of n.o.l's and discounts.

Thank you for your time

Daniel A. Bruno, C.P.A.
169 49 26 Ave.
Flushing NY 11358

- Annex B -

Tri-Continental Corporation

an investment you can live with

November 10, 2003

Daniel A. Bruno,
16949 26th Avenue,
Flushing, NY 11358

Dear Mr. Bruno:

Thank you for your recent letter, which provided an interesting perspective on the origins of closed-end investment companies. As I'm sure you are aware, Tri-Continental has operated as a closed-end invesiment company since 1929 and it is always a pleasure to communicate with longstanding stockholders, particularly those with an interest in our history.

I note that your letter concludes with what could be viewed as a proposal to "have the shareholders vote on a demutualization to pick up the pieces." Given that your letter does not follow the usual format for a shareholder proposal, I am writing to inquire whether or not you seek to have this proposal included in Tri-Continental's proxy statement for its 2004 Annual Meeting of Stockholders. If so, I would be grateful if you could further clarify the meaning of your proposal, and in particular what you mean by "demutualization." As a closed-end fund, Tri-Continental is already "demutualized" as compared to an open-end (i.e., "mutual") fund.

In the event that you would like to submit a shareholder proposal, Rule 14a-8 under the Securities Exchange Act of 1934, as amended, requires that you provide us with a written statement from your broker or bank verifying that you have continuously held at least $2,000 in market value of Tri-Continental common stock for at least one year, as well as a written statement from you indicating that you intend to continue to hold your shares through the date of the 2004 Annual Meeting of Stockholders.

I look forward to your reply, which should be submitted to my attention. Assuming you intend to submit a shareholder proposal, your response, including the statements referred to in the preceding paragraph, must be postmarked no later than fourteen days from the date you receive this letter in order to avoid the exclusion of your proposal for failure to meet the eligibility requirements specified in Rule 14a-8.

Very truly yours,

Frank J. Nasta
Secretary

cc: Donald R. Crawshaw
(Sullivan & Cromwell LLP)

- Annex C -

November 5,2003

ALL DIRECTORS
BRIAN T. ZINO, President
Tri Continental Corp.
New York, N.Y. 10017

Dear Mr. Zino

The writer is a Chartered Financial Analyst(1978) and retired analyst-Editor at Standard & Poor's Corp. I and my family are and have been shareholders for some time. Our holdings, in street name, aggregate somewhat less than 100,000 shares.

To begin with, I believe that the shareholders are entitled to a report, including the number of replies, to the survey you conducted in August. I don't recall the questions, but from a shareholder's standpoint and interesst one of the questions should be for or against mutualization.

The shares trade a larger discount than the reported n.a.v. The huge capital loss carryforward does mot show up in the balance sheet where it would be considered a deferred asset. Furthermorethe comparison of first half results (see para.2 p. 1) is between grapes and melons so to speak.

Tri Continental has one of the worst records in the mutual fund industry. You may blame the markets, but the results were fashioned during the tenure of your advisory section. In fact, all the Seligman funds did quite better and they presumably have like services.

The Seligman funds are select (industry sector, foreign and domestic, bonds, dividend or capital gain focus) whereas Tri Continental is a general investment vehicle. The failure to capitalize on the impact of different interest rates is also a nagative. There may or may not be a conflict of interest between Tri Continenta l and the Seligman funds which are part of one family.

Seligman has enjoyed a long tenure in many respects regarding Tri Continental Corp. It was the underwiter when the company was sold and the shares were at a premium. I believe that a contuation of this relationship is not in the shareholder's interest. Just in the last few

November 5,2003

ALL DIRECTORS
Brian T. Zino, President
Tri Continental Corp.

years the net assets under management have been halved to $2 billion. On such a sharply reduced base it would be nigh impossible for a 100% recovery. Further, the company cannot add to assets under management by equity funding.

I can appreciate how personally valuable tenure and the financial benefits that flow from that condition, and a captive board of directors. All of this, plus management's dismal record as regards the stockholder necessitate action. In fact, the 20 million shares not voted at the annual meeting and the growing (5 million) number that is voting against the board says it loudly.

For the next annual shareholder meeting I propose that the company ask the shareholders directly whether they would support a mutualization. On that decision they can probably look to a new chain of command and more rewarding operating and financial results for the beaten down shareholders.

Very truly yours,

Daniel A. Bruno C.F.A.
169 49 26 Av.
Flushing NY 11358

cc. Hon. Joseph Bruno, N.Y. Senate.

- Annex D -

Dec. 14,2003

Brian T. Zino, President
Tri Continental Corp.
New York NY

Dear Mr. Zino

Secretary Nasta responded to my letter addressed to you as President and which was also directed towards all the directors.

Nasta's letter merely stated the rules for inclusion of shareholder resolutions in the proxy statement. Those rules are well known to me. THE SIMPLE QUESTION FOR YOU AND THE BOARD TO ANSWER IS WHETHER OR NOT THE PROPOSAL FOR CONVERSION INTO A MUTUAL FUND.

The object would be to capture the discount from net asset value for the shareholders. Also, since shareholders are reluctant to liquidate holdings at less than value, they are a captive lot.

More serious, however, is the appearance, if not in fact, of a conflict of interest between TY and all the Seligman mutual funds. The common financial advisory team (J & W Seligman) raises the question of a prior advisory to, between and among the funds and TY. An analysis of individual investments and cost basis of the same investment will probably provide evidence of an actual conflict, between and among the funds and TY.

I wish a reply, YES OR NO, to my proposal. Absent a reply, I will conclude that management is against shareholder interests and seek to obtain support of political friends in Albany to begin with.

Very truly yours,

Daniel A. Bruno C.F.A.
169 49 26 Av
Flushing NY 11358

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

SEC MAIL PROCESSING
RECEIVED
FEB 26 2004
WASH. D.C. 183 SECTION

February 26, 2004

Christian T. Sandoe,
Senior Counsel, Division of Investment Management,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20459.

Re: Tri-Continental Corporation –Withdrawal of Request for No-Action Letter Regarding Shareholder Proposal of Mr. Daniel A. Bruno

Dear Mr. Sandoe:

Reference is made to our letter, dated January 21, 2003 (the "No-Action Request Letter"), submitted to the Office of Chief Counsel, Division of Investment Management on behalf of Tri-Continental Corporation (the "Corporation"), regarding the Corporation's intention to omit from the proxy statement for its 2004 Annual Meeting of Stockholders a stockholder proposal from Mr. Daniel A. Bruno (the "Proponent"). Reference is also made to the Proponent's letter to the staff received by the Corporation on February 9, 2004 (the "Response Letter"), a copy of which is attached hereto as Annex A.

The Proponent indicated in the Response Letter that he "did not propose anything for the next annual meeting since [he] did not meet the requirements of a minimum of one year's holding of the shares." In light of this written confirmation that the Proponent did not in fact intend to submit a proposal for inclusion in the Proxy Statement in his prior correspondence, and in fact was ineligible to submit a proposal by reason of his inability to satisfy the requirements set forth in Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, the Corporation has elected to withdraw the request for no-action relief contained in the No-Action Request Letter.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Donald R. Crawshaw/KH

Donald R. Crawshaw

(Enclosures)

cc: Daniel A. Bruno

Frank J. Nasta, Esq.
(Tri-Continental Corporation)

Annex A

DanielA.Bruno, C.F.A.
169 49 26 Av
Flushing NY 11358

Securities and Exchange Commission
450 irth St. N.W.
Washington, D.C 20549

Dear members of the Commission

Your Jan.21,2004 decision re TriContinental Corp. is a waste of the ommission's time.

The fact is that I did not propose anything for the next annual shareholders meeting since I did not meet thec requirments of a minimum of one year's holding of the shares.

The issue that was raised in an inquiry manner had to do with a simple fact. The company had recently conducted a survey of shareholders regarding the company. I ASKED THE BOARD WHY NOT ASK THE SHARE_ HOLDERS TO VOTE ON THE QUESTIONF WHETHER THE CORPORATE STRUCTURE BE CHANGED TO A MUTUAL FUND. The object was for the shareholders to realize the discount on the shares which trade at up to a 20% discount. As a mutual fund, there would be no discount, but the tenured and dismal management record would be an issue.

As a ~~mutual~~ corporate investment fund and considering th- poor investtment performance(J. & W. Seligman has a conflict as investment adviser to Tri Continental and many Seligman mutual funds. IF TRI CONTINENTAL BECAME A MUTUAL FUND AND BASED ON ITS PERFORMANCE, HOLDERS OF MUTUAL FUND TRI CONTINENTAL SHARES WOUDD REDEEM THEIR SHARES TO THE DISCOMFITURE OF THE TENURED MANAGEMENT.

Obviously, A PROPOSAL FOR TRI CONTENTAL TO CHANGE TO A MUTUAL FUND IS NOT IN MANAGEMENT INTERESTS. Recognizing the situation, Tri Continental gave responsibility for professional advice to one of the directors who also advised, successfully, the Seligman funds.

That is the story, back, front and sideways. a yes answer to the proposed corporate chamge would be be in the shareholder interests; a negative view would uphold management interests. You take the matter from your viewpoint and responsibility.

Respectfully,

Daniel A. Bruno C.F.A.